SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021 (Report No. 1)
Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On December 31, 2021, NICE Ltd. (the “Company”) entered into the First Supplemental Indenture (the “First Supplemental Indenture”), to the Indenture, dated as of January 18, 2017 (the “Base Indenture”), by and between NICE Systems Inc., its wholly-owned subsidiary, as issuer, the Company as guarantor and U.S. Bank National Association, as trustee (the “Trustee”), governing the Company’s 1.25% Exchangeable Senior Notes due 2024 (the “Notes”). As permitted by the First Supplemental Indenture, the Company irrevocably elected Cash Settlement (as defined in the Base Indenture) to apply to all conversions of Notes with an Exchange Date (as defined in the Base Indenture) that occurs on or after December 31, 2021.

In addition, on August 27, 2020, the Company issued $460 million aggregate principal amount of 0% Convertible Senior Notes due 2025 (the “2020 Notes”). The 2020 Notes were issued pursuant to, and are governed by, an indenture (the “2020 Indenture”), dated as of August 27, 2020, between the Company and the Trustee. As permitted by the 2020 Indenture, on December 31, 2021, the Company irrevocably elected that all conversions occurring on or after December 31, 2021 will be settled pursuant to Combination Settlement (as defined in the 2020 Indenture) with a Specified Dollar Amount (as defined in the 2020 Indenture) no less than $1,000 per $1,000 principal amount of 2020 Notes. Generally, under this settlement method, the conversion value corresponding to the principal amount will be converted in cash, and the conversion value over the principal amount will be settled, at the Company’s election, in cash or shares or a combination thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary
Dated: December 31, 2021